Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 16, 2016

VIA EDGAR TRANSMISSION

Jason Fox
Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Mr. Fox:

This correspondence is being filed in response to comments you provided via telephone on August 19, 2016 in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the Trust’s recent Form N-Q filings, Form N-CSR filings, and Form N-SAR filings for its Infinity Q Diversified Alpha Fund (the “Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are briefly summarized below, immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable filing.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

1.	Please provide the “Tandy” representation in your response letter.

   Response:  The Trust has included the “Tandy” representation above.

Comments Relating to N-SAR and N-CSR Filings

2.	Please provide detailed information on why these filings were late. As part of the Trust’s response, please provide an explanation with respect to the internal controls in place and any applicable changes that were made as well as a result of this finding, and any amounts that were reimbursed to the Fund.

Response:  The Fund’s N-SAR and N-CSR were filed late due to open valuation confirmations on over the counter derivatives and a late notification from the Fund’s investment adviser, Infinity Q Capital Management, LLC (the “Adviser”), regarding two trade misallocations made during the trade allocation process.  The Trust's approved independent pricing services are unable to support certain over the counter derivative valuations and, therefore, the Trust relies on the Adviser to value these positions.  The Trust determined, for verification purposes, to revalue certain positions using the standardized models employed by the Adviser with certain observable inputs from independent sources.  The Trust completed an evaluation of the impact on the Fund of these independent valuations, as well as the trade misallocations and determined that no reprocessing or reimbursement was necessary, in accordance with the Trust’s NAV error policy, which is consistent with the Investment Company Institute’s best practices.

Subsequently, the Trust has worked closely with the Adviser to ensure that the appropriate source documentation for its valuation determinations are maintained, and the Adviser’s trade allocation oversight was enhanced to better identify any errors or misallocations.  Specifically, the Adviser has worked with a third party service to provide independent valuations for many of its over the counter derivatives and has established a multi-level review process employing multiple systems to review and validate trade allocations.

3.	Related to Comment 2. above, please note that going forward, the independent auditor should provide a Rule 12b-25 letter if applicable with respect to any late filing.

Response:  The Trust has confirmed with its independent auditor that it will include the requested information, as applicable, with respect to future late filings, if any.

Comments Relating to Annual Report Schedule of Investments

4.	In light of the Fund’s investment in barrier options, please include disclosure in the registration statement related to barrier options risk.

Response:  The Trust will add disclosure in the registration statement going forward related to barrier options risk.

5.	In the Schedule of Investments of future reports, with respect to swaps, please revise or delete notes in future filings, as it appeared that the footnotes did not have an accompanying explanation or were not easily identifiable.

Response:  The Trust responds that the footnotes included in the Schedule of Investments for swap contracts were primarily related to the reference entity for each position and were included in footnote (a).  Going forward, the footnotes will be reformatted so that they are more easily identifiable.

6.	In the Schedule of Investments of future reports, please make sure to identify any securities pledged as collateral.

Response:  The Trust responds that no securities were pledged as collateral by the Fund as of the date of the Annual Report but acknowledges that if securities were pledged they would be identified within the Schedule of Investments.

7.	In the Schedule of Investments, please explain whether the binary currency options were exchange traded. If so, please disclose the counterparty for such derivatives in future filings.

Response:  The Trust responds that all of the binary currency options were over the counter.

8.	With respect to credit default swaps, when selling credit protection, please include any applicable disclosure related to performance risk.

Response:  The Trust will add performance risk disclosure going forward in the financial statements when selling credit protection.

9.	Also with respect to credit default swaps, can you confirm if these are centrally cleared?

Response: The Trust responds that the credit default swap positions are not centrally cleared.

Comment Relating to Annual Report Notes to Financial Statements

10.	With respect to the increase and decrease in expense caps for the Fund, how are such changes being treated with respect to the terms of recoupment, expirations, waivers, etc.

Response:  Any amounts waived or reimbursed by the Adviser under the contractual expense limitation can only be recaptured if the total expenses are below the lower of the current expense limitation or the limitation in place at the time of the waiver or reimbursement.  The expiration of the recapture period occurs three years after the end of the fiscal year in which the waiver or reimbursement was made.

Comment Relating to N-Q Filing

11.	With respect to the amended Form N-Q, in the future, please provide a cover letter that includes the reasons for any amended filing and provide in this correspondence the reason why the filing was amended.

Response:  The Trust responds that it will provide a cover letter in the future that includes the reasons for any amended filing.  The prior Form N-Q was amended due to a clerical error which resulted in a few pages of the footnotes being left out during the EDGAR conversion process, so the complete N-Q was re-filed.

* * * * * * * * * * * *

I trust that the above responses and revisions adequately address your comments.  If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7385.

Sincerely,

/s/ Christopher Kashmerick
Christopher Kashmerick
President, Trust for Advised Portfolios